Exhibit 99.8

Total quarterly ex-dividend dates for dividend 2015

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros 542 051 180 R.C.S. Nanterre

total.com

Paris, March 27, 2014 – Subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2015 will be:

•    September 28, 2015,

•    December 21, 2015,

•    March 21, 2016,

•    June 6, 2016.

The above ex-dividend dates relate to Total shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2014 relative to Total shares traded on the Euronext Paris will be:

•    September 23, 2014,

•    December 15, 2014,

•    March 23, 2015,

•    June 8, 2015.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. total.com